                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO.2)*
                      INTERNATIONAL DISPENSING CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   459407 10 2
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                                 (CUSIP Number)

                                 Jay Weil, Esq.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

      NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 8 Pages)


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  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459407 10 2             SCHEDULE 13D                Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Reed Slatkin
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        1,757,142
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,757,142
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,757,142
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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    The Statement on Schedule 13D, dated March 27, 2000 as amended by Amendment
No. 1 dated September 11, 2000 filed by Reed Slatkin (the "Reporting Person") is amended as follows:

Item 3 is amended by adding the following to the end thereof:

"ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On December 1, 2000 the Reporting Person purchased 50 shares of the Company's Series C Redeemable Convertible Preferred Stock, par value $.001 per share ("Series C Stock"), for an aggregate purchase price of $100,000 which amount was paid with the Reporting Person's personal funds. In connection with the purchase of Series C Stock, the Company also issued to the Reporting Person immediately exercisable warrants to purchase an additional 50 shares of Series C Preferred Stock for a price of $2,000 per share (the "Series C Stock Warrants"). Such warrants expire on June 30, 2001. The Series C Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.30 in liquidation value of the Preferred Stock converted. The conversion rate is subject to adjustment in certain circumstances."

Item 4 is amended in its entirety to read as follows:

"ITEM 4.          PURPOSE OF TRANSACTION.

    The Reporting Person acquired the Series B Stock, Series C Stock and Series C Stock Warrants for investment purposes only. The Reporting Person purchased the Series B Stock from the Company on February 22, 2000 pursuant to a Preferred Stock Subscription Agreement dated as of September 23, 1999 among the Company and certain investors, including the Reporting Person (collectively, the "Investors"), as amended by Amendment No. 1 thereto, dated as of October 25, 1999 , Amendment No. 2 thereto, dated December 15, 1999 and Amendment No. 3 thereto, dated February 22, 2000 (collectively, the "Series A/B Stock Subscription Agreement").

    Pursuant to the Series A/B Stock Subscription Agreement the Investors purchased an aggregate of 560 shares of Preferred Stock and an aggregate of 440 shares of Series B Stock.

    The Reporting Person purchased the Series C Stock from the Company on August 25, 2000 and December 1, 2001 pursuant to a Preferred Stock Subscription Agreement dated as of August 15, 2000 between the Company and certain investors ("Series C Stock Investors"), as amended by Amendment No. 1 thereto dated December 1, 2000 (collectively, the "Series C Stock Subscription Agreement").

    The Series C Stock Subscription Agreement provides that the Series C Stock Investors agree to purchase an aggregate of 500 shares of Series C Stock at an initial closing and one or more subsequent closings to be scheduled by the Company. The Company sold to the Series C Stock Investors an aggregate of 200 shares of Series C Stock at the initial closing and an aggregate of 200 shares of Series C Stock at a closing on December 1, 2000. The Reporting Person has committed to purchase 20% of the shares of Series C Stock to be sold at subsequent closings (20 additional shares of Series C Stock for an aggregate purchase price of $40,000 if the maximum number of shares of Series C Stock are sold pursuant to the Series C Stock Subscription Agreement). However, any Series C Stock Investor may terminate his commitment to purchase additional shares upon notice to the Company.

    The holders of Series B Stock and Series C Stock are entitled to receive cumulative dividends at the rate of 12% per year. In the discretion of the Company, the dividends may be paid in cash, in additional shares of Series B Stock or Series C Stock, as the case may be, or any combination of the foregoing.

    The holders of Series B Stock and Series C Stock are entitled to vote on all matters (including elections of directors) together with the holders of the Common Stock with each share of Series B Stock and Series C Stock having the number of votes equal to the number of whole and fractional shares of Common Stock into which such share is then convertible (as of the date hereof each share of Series B Stock would have approximately 5,714 votes and each share of Series C Stock would have approximately 6,667 votes).

    Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to any of those enumerated above."

Item 5 is amended to read in its entirety as follows:

"ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 1,757,142 shares of the Company's Common Stock which represents approximately 15.3% of the Company's outstanding common stock.

         (b) The Reporting Person has sole voting and investment power with respect to the 1,757,142 shares of Common Stock referred to herein.

         (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on December 1, 2000, the Reporting Person purchased directly from the Company 50 shares of Series C Stock at a price of $2,000 per share. Such shares of Series C Stock are currently convertible into 333,333 shares of Common Stock. In connection with such purchase the Reporting Person was issued warrants to purchase an additional 50 shares of Series C Stock for $2,000 per share. The shares of Series C Stock issuable upon exercise of such warrants are currently convertible into an additional 333,333 shares of Common Stock.

         (d)  Not applicable.

         (e)  Not applicable."

Item 6 is amended to read in its entirety as follows:

"ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the Series C Stock Subscription Agreement, the Reporting Person has agreed, subject to the right of the Reporting Person to terminate his commitment, to purchase up to an additional 20 shares of Preferred Stock for an aggregate purchase price of approximately $40,000. See Item 4, herein."

Item 7 is amended by adding the following:

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

    6. Amendment No. 1 dated December 1, 2000 to Preferred Stock Subscription Agreement dated as of August 15, 2000 between the Company and the Series C Stock Investors.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                 FEBRUARY 13, 2001
                                   --------------------------------------------
                                                      (Date)


                                              /S/ REED SLATKIN
                                   --------------------------------------------
                                                   Reed Slatkin